EXHIBIT 99.1
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N E W S   R E L E A S E

                             [GRAPHIC OMITTED]
                        [LOGO HARVEST ENERGY TRUST]

                    HARVEST ENERGY TRUST - NEWS RELEASE
                                 (HTE.UN - TSX)

             HARVEST ENERGY TRUST ANNOUNCES YEAR END 2004 RESERVES,
                 2004 DISTRIBUTION TAXABILITY, AND 2005 GUIDANCE

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CALGARY, FEBRUARY 28, 2005 (TSX: HTE.UN) - Harvest Energy Trust ("Harvest")
today announces the following:

    o Highlights from Harvest's 2004 year end reserves report indicating additions to all reserve categories, low reserve addition costs, an increase to RLI and significant increases to net present values;

    o Details regarding the 2004 distribution taxability, and the additional distribution of income in the form of units to unitholders of record on March 31, 2005; and

    o Discussion of Harvest's guidance for 2005 production volumes and other select operating information.


RESERVES REPORT

Harvest is pleased to report that its independent reserve evaluators have completed their evaluation report (the "Reserves Report") in accordance with National Instrument 51-101 for the year ended December 31, 2004.

Highlights of the Reserves Report include:

    o Total Proved reserves increased 176% from the prior year to 75.0 million BOE (from 27.2 million BOE) and Proved plus Probable reserves increased 211% to 102.5 million BOE (from 33.0 million BOE);

    o    Total Proved reserve life index increased 15% from the prior year to
         6.2 (from 5.4) and Proved plus Probable reserve life index increased 25% to 8.0 years (from 6.4 years);

    o Net present value (before taxes, discounted at 10%) of Total Proved reserves increased 481% to $900.1 million (from $154.9 million the prior year), and Proved plus Probable reserves increased 569% to $1,132.5 million (from $169.2 million one year ago);

    o Total Proved reserve replacement was approximately 560% and Proved plus Probable reserve replacement was 813%, as a percentage of Harvest's estimated full year 2004 production;

    o Finding, Development and Acquisition (FD&A) costs of Total Proved and Proved plus Probable reserves were approximately $14.50 per BOE and $11.10 per BOE, respectively; Finding and Development (F&D) costs of Total Proved and Proved plus Probable reserves were approximately $5.40 per BOE and $2.70 per BOE, respectively;

    o Natural gas reserves now account for approximately 14% of Total Proved and Proved plus Probable reserves compared to approximately 1% of each reserve category one year ago.

Following the issuance of senior notes in the U.S. in 2004, Harvest became an SEC registrant, and is required to follow U.S. reporting rules. SEC regulations stipulate that oil and natural gas producers must use year-end pricing (called the 'Constant Price Case') to establish the economic viability of reserves. Although the price differential for heavy oil was at a historically high level on December 31, 2004, Harvest does not anticipate a write-down of any of its heavy oil reserves under the Constant Price Case.

HARVEST ENERGY TRUST
PRESS RELEASE                       Page 2 of 5                February 28, 2005
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The following tables summarize certain information contained in the Reserves
Report. Additional reserve disclosure tables, as required under NI 51-101, will be contained in the Annual Information Form that will be filed on SEDAR before March 31, 2005.

RESERVES SUMMARY - FORECAST PRICES & COSTS AS AT DECEMBER 31, 2004

                                          Light & Medium Crude Oil           Heavy Crude Oil               Natural Gas Liquids
                                          ------------------------       -----------------------         -----------------------
                                           Gross(1)       Net(2)          Gross(1)       Net(2)           Gross(1)       Net(2)
Reserves Category                           (Mbbl)        (Mbbl)           (Mbbl)        (Mbbl)           (Mbbl)          (Mbbl)
----------------------------              ---------     ---------        ---------     ---------         ---------     ---------
Proved
   Developed Producing                      26,386        23,679           29,355        26,636            1,980         1,755
   Developed Non-Producing                     356           332                -             -               82            72
   Undeveloped                               2,699         2,416            3,375         2,924               63            60
Total Proved                                29,441        26,427           32,730        29,560            2,125         1,887
Probable                                     8,398         7,680           15,447        13,849              513           463
-------------------------------------------------------------------------------------------------------------------------------
Total Proved Plus Probable                  37,839        34,107           48,177        43,409            2,638         2,350
===============================================================================================================================

                                                 Natural Gas               Total Oil Equivalent(3)
                                         ------------------------         -------------------------
                                          Gross(1)        Net(2)           Gross(1)         Net(2)
Reserves Category                          (Mmcf)         (Mmcf)           (Mboe)           (Mboe)
----------------------------             ----------     ---------         ---------       ---------
Proved
   Developed Producing                     56,887         50,465            67,202         60,481
   Developed Non-Producing                  5,650          5,429             1,380          1,309
   Undeveloped                              1,954          1,329             6,462          5,621
Total Proved                               64,491         57,223            75,045         67,411
Probable                                   18,660         16,475            27,467         24,738
--------------------------------------------------------------------------------------------------
Total Proved Plus Probable                 83,151         73,698           102,512         92,150
==================================================================================================

Notes:
(1) "Gross" reserves means the total working and royalty interest share of Harvest's remaining recoverable reserves before deductions of royalties payable to others.
(2) "Net" reserves means Harvest's gross reserves less all royalties payable to others. (3) Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(4) Columns may not add due to rounding.


NET PRESENT VALUE OF RESERVES - FORECAST PRICES & COSTS AS AT DECEMBER 31, 2004

                                               0%                 5%               10%                 15%                20%
Reserves Category                            ($000)             ($000)           ($000)              ($000)             ($000)
---------------------------               -----------        -----------       -----------         -----------       -----------
Proved
   Developed Producing                     1,145,402            948,487           820,001            728,641           659,768
   Developed Non-Producing                    35,851             25,400            19,697             16,136            13,691
   Undeveloped                               103,880             77,550            60,364             48,401            39,649
Total Proved                               1,285,133          1,051,437           900,062            793,178           713,109
Probable                                     447,590            310,112           232,424            183,027           149,084
-------------------------------------------------------------------------------------------------------------------------------
Total Proved Plus Probable                 1,732,723          1,361,549         1,132,486            976,205           862,193
===============================================================================================================================

A complete listing of the McDaniel & Associates Consultants Ltd. price forecast as at December 31, 2004 that was used in this reserves evaluation is available on McDaniel's website at the following link: http://www.mcdan.com/forecasts.html

HARVEST ENERGY TRUST
PRESS RELEASE                       Page 3 of 5                February 28, 2005
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
2004 RESERVES RECONCILIATION

                                                  ---------------------------------------------------------------
                                                            TOTAL BARREL OF OIL EQUIVALENT (BOE)
                                                  ---------------------------------------------------------------
                                                                                                 Net Proved Plus
                                                     Net Proved            Net Probable              Probable
FACTORS                                                (Mboe)                 (Mboe)                  (Mboe)
--------------------------------                  ---------------         ---------------       -----------------
December 31, 2003                                      24,204                   5,296                 29,501

Extensions/ Improved Recovery                             892                     557                  1,449
Technical Revisions                                     1,790                     326                  2,116
Discoveries                                               326                     109                    435
Acquisitions                                           45,171                  17,803                 62,974
Dispositions                                               --                      --                     --
Economic Factors                                        2,292                     647                  2,939
Production                                             (7,263)                     --                 (7,263)
                                                  ---------------         ---------------       -----------------

December 31, 2004                                      67,412                  24,738                 92,150
=================================================================================================================

Notes:
(1)  Columns may not add due to rounding.


2004 TAXABILITY INFORMATION

Harvest's distributions paid to unitholders in 2004 totaled $0.20 per trust unit per month for a total of $2.40 for the year. However, the Trust earned more taxable income in 2004 than the amounts distributed to unitholders. As a result, all distributions paid in the year are 100% taxable. No amount of the distributions is a return of capital.

Harvest's trust indenture requires that any taxable income earned in the Trust that exceeds the amount paid in distributions automatically becomes payable to unitholders. As a result of the excess taxable income earned in 2004, Harvest unitholders will receive an additional allocation of taxable income of $0.252 per unit, which is also 100% taxable. This amount will be reported as a corresponding increase in taxable income shown on those unitholders' T3 slips.

In settlement of this additional income payable to unitholders, holders of record on March 31, 2005 will receive an additional payment of trust units equal to $0.252 per unit. Trust units will be valued as at December 31, 2004 for this purpose, in accordance with the trust indenture. The closing price of the Trust units on December 31, 2004 was $22.95 and therefore each unitholder of record on March 31, 2005 will receive 0.01098 of a trust unit per trust unit held on that date in settlement of this incremental amount of taxable income. This allocation of income will increase unitholders' adjusted cost base ("ACB") in their units by the amount of the additional payment. This payment, representing the excess income, will be made concurrently with the distribution payment to unitholders on April 15, 2005. Harvest trust units are expected to commence trading on an ex-distribution basis on March 29, 2005. A table showing the detailed breakdown of the distribution and taxability information is available on Harvest's website.

CANADIAN UNITHOLDERS

Unitholders holding their Trust units in a Registered Retirement Savings Plan, Registered Retirement Income Fund or Deferred Profit Sharing Plan should not report income from distributions on these units on their income tax returns. Unitholders holding their units outside such plans will receive a T3 Supplementary information slip ("T3 slip"), postmarked on or before March 31, 2005. Harvest's registered unitholders will receive T3 slips from Harvest's transfer agent, Valiant Trust Company ("Valiant"). Unitholders that hold their units through a broker or other intermediary will receive T3 slips directly from their broker or intermediary. Unitholders are to report the taxable portion of distributions as "other income" on their 2004 income tax return.

Canadian unitholders are required to reduce the adjusted cost base ("ACB") of their trust units by an amount equal to the return of capital portion of the distributions. The ACB is used to calculate capital gains or losses on the disposition of trust units. Since the distributions paid from January 2004 to December 2004 contain no return of capital portion, they do not reduce the ACB of units. The additional distribution of $0.252 per unit should be added to the ACB of the units.

HARVEST ENERGY TRUST
PRESS RELEASE                       Page 4 of 5                February 28, 2005
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Harvest encourages all unitholders to seek independent legal or tax advice as it relates to distributions from the Trust.

U.S. AND NON-RESIDENT UNITHOLDERS

The following information is provided for general information only. As such, Harvest recommends that all non-resident unitholders obtain independent legal or tax advice on the impact to them of holding Harvest units. Given that most non-resident unitholders reside in the U.S., the following discussion is intended to provide general guidance for U.S. unitholders only.

Because Harvest is considered a "corporation" for U.S. federal income tax purposes, distributions paid to U.S. unitholders, where the Harvest units are held outside of a qualified retirement plan, are treated as dividends. U.S. individuals must report the amount of such dividends on Internal Revenue Service ("IRS") Form 1040 "U.S. Individual Tax Return" ("Form 1040"). Distributions paid by Harvest on units held by a qualified retirement plan are not required to be reported on Form 1040.

Registered unitholders will receive a T3 slip directly from Harvest's transfer agent, Valiant, that indicates the 2004 distributions denominated in Canadian dollars. Unitholders that hold their investment in Harvest through a broker or other intermediary will likely receive an IRS Form 1099-DIV "Dividends and Distributions" ("Form 1099-DIV") that contains information in respect of the 2004 distributions. Unitholders are encouraged to review the Form 1099-DIV carefully as it may contain incorrect information, as discussed below.

In consultation with its U.S. tax advisors, Harvest is of the view that 2004 distributions are "qualified dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. These dividends are eligible for the reduced tax rate applicable to long-term capital gains and should be reported as such on Form 1040. Please note that the distributions may not be qualified dividends in certain circumstances, depending on the holder's personal situation (i.e. if an individual holder does not meet a holding period test). Where the distributions are not qualified dividends, they should be reported as ordinary dividends.

Please note that Harvest, along with many other foreign entities that do not issue common shares, may not be listed as a "qualified foreign corporation" on databases used by brokerage firms to prepare Form 1099-DIV for their clients. Accordingly, U.S. brokerage firms may report all or a portion of the Trust distributions received in 2004 as ordinary dividends. These databases do not contain an exhaustive list of qualified foreign corporations, meaning that intermediaries may incorrectly report Harvest distributions as ordinary dividends on Form 1099-DIV. Trust distributions that indeed qualify as "qualified dividends" should be reported as such, despite how they have been reported on Form 1099-DIV.

U.S. tax rules state that no portion of the distribution will be considered a tax deferred return of capital unless Harvest computes its current and accumulated earnings and profits in accordance with U.S. income tax principles. U.S. unitholders should note that Harvest has not prepared a current and accumulated earnings and profits calculation in accordance with U.S. income tax principles. Accordingly, the Harvest distributions are 100% taxable as a dividend to U.S. unitholders.

Generally, the distributions paid by Harvest to a non-resident are subject to Canadian withholding tax under the Canadian Income Tax Act at a rate of 25%. The withholding tax rate is generally reduced to 15% for payments to unitholders who reside in the United States, as per the Canada-United States Income Tax Convention. The amount of Canadian withholding tax deducted from the cash distributions may be reported by U.S. individual unitholders on IRS Form 1116 "Foreign Tax Credit" to offset a portion of the U.S. tax liability as a result of the distributions; alternatively, U.S. unitholders may elect to deduct the Canadian withholding tax in the determination of taxable income.

An NR4 tax slip ("Statement of Amounts Paid or Credited to Non-residents of Canada") indicating the amount of Canadian withholding tax deducted (in Canadian dollars) will be issued to U.S. and non-resident unitholders. Registered unitholders will receive an NR4 slip directly from Valiant. For unitholders that hold their units through a broker or other intermediary, the broker or intermediary will receive the NR4 slip. Unitholders that hold their investment through a broker or other intermediary are likely to only receive a Form 1099-DIV (see above) that reflects the Canadian withholding tax deducted. Unitholders should note that Harvest does not nor is it obligated to prepare the Form 1099-DIV documents.

HARVEST ENERGY TRUST
PRESS RELEASE                       Page 5 of 5                February 28, 2005
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The information above is not an exhaustive list of all possible U.S. income tax considerations nor is it intended to provide legal or tax advice to any particular holder or potential holder of Harvest Trust Units. Holders or potential holders of Harvest units should consult their own legal and tax advisors as to their particular tax consequences of holding units and reporting income earned and tax withheld from distributions.

2005 OUTLOOK

Based on current operations, Harvest anticipates a 2005 full year capital budget of approximately $75 million, with 2005 production volumes targeted to average between 34,000 - 36,000 BOE/d. As a percentage of revenue, Harvest's 2005 average royalty rates are expected to be between 15-17%, and operating expenses are anticipated to average between $7.75 - $8.50 per BOE. Harvest has approximately 75% of its net crude oil production volumes hedged for 2005, with the majority of instruments in place structured to allow Harvest to participate in a strengthening price environment. At year end 2004, Harvest had approximately $400 million in net debt, 41.8 million trust units and 456,000 exchangeable shares outstanding, and convertible debentures outstanding of approximately $26 million. Harvest anticipates taxability of distributions in 2005 to be similar to 2004.

Harvest anticipates releasing its Q4 and full year 2004 financial and operating results on March 14th, 2005.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:

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          JACOB ROORDA              |
            President               |   CORPORATE HEAD OFFICE:
------------------------------------|   Harvest Energy Trust
                                    |   2100, 330 - 5th Avenue S.W.
            DAVID RAIN              |   Calgary, AB   Canada   T2P 0L4
       Vice President & CFO         |
------------------------------------|   PHONE:     (403) 265-1178
                                    |   TOLL FREE: (866) 666-1178
            CINDY GRAY              |   Fax:       (403) 265-3490
       Investor Relations &         |   Email:   information@harvestenergy.ca
      Communications Advisor        |   Website:  www.harvestenergy.ca
      gray@harvestenergy.ca         |
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